June 21, 2006

VIA EDGAR AND MESSENGER Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: John Fieldsend	Timothy J. Kuester tkuester@kattenlaw.com 202.625.3574 202.339.8259 fax

RE:	dELiA*s, Inc. Registration Statement on Form S-1 (Registration No. 333-134184); Form 10-K for the Year Ended January 28, 2006 (File No. 0-51648); and Form 10-Q for the Quarter Ended April 29, 2006 (File No. 0-51648).

Dear Mr. Fieldsend:

On behalf of our client, dELiA*s, Inc. (the “Company”), set forth below are responses to the letter of comment from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 14, 2006 (the “Letter”), relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), Annual Report on Form 10-K (the “10-K”) and Quarterly Report on Form 10-Q (the “10-Q”). The comments from the Letter are repeated below and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Letter. On behalf of the Company, the following are responses to the Staff’s comments:

Form 10-K for the Year Ended January 28, 2006

Item 9A(a) Evaluation of Disclosure Controls and Procedures, page 51

1.

In future filings, please refer to Rules 13a-15(e) or 15d-15(e) under the Securities and Exchange Act of 1934 instead of Rules 13a-14 and 15d-14. Currently, you have only provided part of the definition of disclosure controls and procedures with respect to management’s conclusions that the disclosure controls and procedures are effective “in ensuring that all information required to be filed in this annual report was recorded, processed, summarized and reported within the time period required by the rules and regulations of the Securities and Exchange Commission.” Please confirm for us, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow

John Fieldsend

Securities and Exchange Commission

June 21, 2006

timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). Also, please provide this disclosure in future filings.

Response:

The Company’s officers have concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure, and the Company will include this disclosure in its future filings in accordance with Rule 13a-15(e) of the Exchange Act.

Item 9A(b) Changes in Internal Controls Over Financial Reporting, page 51

2.	In future filings, please revise your disclosure in this subsection so that it conforms to the language in Item 308(c) of Regulation S-K. If true, please confirm for us that there have been no changes in your internal control over financial reporting during your last fiscal quarter that have materially affected or are reasonably likely to materially affect your internal control over financial reporting. Please make a similar representation regarding your Form 10-Q. If there have been changes, please revise your periodic reports.

Response:

With respect to both the Company’s Form 10-K and Form 10-Q, there have been no changes in the Company’s internal control over financial reporting during its last fiscal quarter that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting. In its future filings on Form 10-K and Form 10-Q, the Company will provide the required disclosure called for by Item 308(c) of Regulation S-K.

Form 10-Q for the Quarter Ended April 29, 2006

Controls and Procedures, page 24

3.

We note your statement that “controls and procedures, no matter how well designed and implemented, can only provide reasonable, not absolute, assurance that the goals of such controls and provisions are met.” Please confirm for us that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective

John Fieldsend

Securities and Exchange Commission

June 21, 2006

at that reasonable assurance level, and disclose in future filings, if true, that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, in future filings, please remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Response:

The Company’s principal executive officer and principal financial officer have concluded that the Company’s disclosure controls and procedures are effective at the “reasonable assurance” level referenced in the 10-Q.

Assuming that it qualifies its disclosure with a level of assurance, the Company will disclose in future filings, if true, that its disclosure controls and procedures are effective at a reasonable assurance level. In the alternative, the Company will remove from future filings the reference to the level of assurance regarding the Company’s disclosure controls and procedures.

We believe the responses above fully address the comments contained in the Letter. If you have any questions regarding the Company’s responses set forth above, please contact the undersigned (202/625-3574) or Jeff Werthan (202/625-3569) of this Firm.

Very truly yours,

/s/ Timothy J. Kuester

Timothy J. Kuester

cc: Mr. Edward Taffet